SHELTON FUNDS POS-EX

Exhibit (d)(3)

Amendment No. 1 to Investment Advisory Agreement

This Amendment dated effective as of October 10, 2022 (this “Amendment”) is to the Investment Advisory Agreement dated as of February 14, 2013 (the “Agreement”), by and between Shelton Funds, a Delaware statutory trust (the “Trust”), and CCM Partners, LP a California limited partnership d/b/a Shelton Capital Management (the “Adviser”).

WHEREAS, the Trust and the Adviser wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.                   Effective as of the date of this Amendment, the Fee Schedule to the Agreement is replaced in its entirety with the new Fee Schedule attached hereto.

2.                   Effective as of the date of this Amendment, Schedule 3 to the Agreement is replaced in its entirety with the new Schedule 3 attached hereto.

3.                   The Agreement, as amended hereby, shall continue in effect with respect to the Shelton Green Alpha Fund for a period of more than two years from the date of this Amendment only so long as continuance is specifically approved at least annually in conformance with the Investment Company Act of 1940, as amended.

4.                   Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

Shelton Funds:

By:	/s/ Steve Rogers
Name:	Steve Rogers

CCM Partners, LP:

By:	/s/ Steve Rogers
Name:	Steve Rogers

FEE SCHEDULE

The Fund shall pay to the Advisor, as full compensation for all investment management, advisory and administrative services furnished or provided to the Fund, pursuant to the Investment Advisory Agreement, a management fee based upon the Fund’s average daily net assets, the per annum rate of 0.75%.

SCHEDULE 3

Sub-Advisory Fee Arrangements

For the purpose of determining fees payable to Sub-Advisor, the value of the Fund’s average daily net assets allocated to Sub-Advisor under this Agreement shall be computed at the times and in the manner specified in the Prospectus or SAI, as from time to time in effect. if this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be the total accrued sub-advisory fee as calculated on a daily basis from the effective date to the end of the month or from the beginning of the month to the date of termination.

The Fund Administrator shall deliver promptly to the Sub-Advisor following the end of the month an accounting of the Sub-Advisory Fee accrued with respect of the period ending together with a statement showing in reasonable detail the calculation of the Sub-Advisory Fee including any Third Party Fees.